SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

                  Report on Form 6-K for the month of May 2003

                  HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                                 ---------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or wil l file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F _4_                     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                      Yes ___                      No ____


Enclosures:

1. Press release dated: May 7, 2004

              Announces Developments Regarding Wholesale
                Interconnection and Leased Line Rates

    ATHENS, Greece--(BUSINESS WIRE)--May 7, 2004--Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced recent developments regarding the appeal it filed with the Council of State (the Supreme Administrative Court in Greece) against the Greek telecommunications regulator, NTPC. In December 2003, NTPC ruled that OTE must implement price cuts in wholesale interconnection and leased-lines rates. Relevant regulations provide that these price cuts must be implemented immediately. Believing that it has serious grounds to successfully contest the decisions of NTPC, OTE filed an appeal with the Council of State and the hearing was scheduled for April 27. In view of the postponement of the hearing of the case for October 19, 2004, OTE is complying with NTPC decisions. The new prices are expected to significantly reduce OTE's revenues and profitability in the short term and in the longer term, if the NTPC decision is upheld. If OTE is successful in its appeal, it will be able to bill for the price differential until revised prices are approved by NTPC. OTE also intends to file a complaint against NTPC with the European Commission for failure to comply with Community Law.

    About OTE

    OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, Internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
    Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

    Additional Information is also available on http://www.ote.gr.

    Forward-looking statement

    Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2002 filed with the SEC on June 30, 2003. OTE assumes no obligation to update information in this release.


    CONTACT: OTE
             Dimitris Tzelepis
             Head of Investor Relations, OTE Group
             Tel: +30 210 611 1574
             email: dtzelepis@ote.gr
             or
             Kostas Bratsikas
             Investor Relations
             Tel: +30 210 611 1428
             email: brakon@ote.gr
             or
             Taylor Rafferty
             London: +44 20 7936 0400
             New York: +1 212-889-4350
             email: ote@taylor-rafferty.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Hellenic Telecommunications Organization S.A.


                                   By: /s/  Iordanis Aivazis
                                      ------------------------------
                                      Name:  Iordanis Aivazis
                                      Title: Chief Financial Officer
Date: May 7 2004